December 24, 2009

VIA EDGAR AND FACSIMILE (202.772.9203)

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Peggy Kim

Re:	Platinum Energy Resources, Inc.
Schedule TO-T
Schedule 13e-3
Filed December 10, 2009
File No. 5-81107

Ladies and Gentlemen:

On behalf of our client, Pacific International Group Holdings LLC (“Pacific” or the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated December 17, 2009 (the “Comment Letter”), with respect to the Company’s Tender Offer Statement and Rule 13e-3 Transaction Statement under cover of a Schedule TO filed with the Commission on December 10, 2009 (File No. 5-81107) (the “Schedule TO”) in connection with the Company’s offer to purchase up to all outstanding shares of common stock of Platinum Energy Resources, Inc. (“Platinum”), par value $0.0001 per share (the “Offer”).

Set forth below are the headings and text of the comments raised in the Comment Letter, followed by the Company’s responses thereto. Capitalized terms used but not otherwise defined herein have the respective meanings ascribed to them in the Company’s Offer to Purchase, filed as Exhibit (a)(1)(A) to the Schedule TO (the “Offer to Purchase”). We have also included the requested Company statement below.

In addition, we are simultaneously filing Amendment No. 1 to the Schedule TO (“Amendment No. 1”), which amends the Schedule TO disclosure in response to the Comment Letter.

Jeffrey A. Legault   Tel  212 504 6000   Fax  212 504 6666    jeffrey.legault@cwt.com

Schedule TO/13E-3

1.
Please tell us what consideration was given to whether Messrs. Syd Ghermezian and Barry Kostiner and the issuer are affiliates engaged in the going private transaction and, accordingly, should be filing persons on the Schedule 13E-3? Please advise or revise the Schedule 13E-3 to include these parties as filing persons. For help in making this determination, please review Section II.D.3 of our Current Issues Outline, publicly available at our website at www.sec.gov.

Response

Mr. Syd Ghermezian is the Company’s sole executive officer.  He has sole control over the Company and is thus may be deemed to be an affiliate of the Company.  The Schedule TO/13E-3 and its accompanying exhibits have been revised in response to Comment No. 1 to include Mr. Syd Ghermezian as a filing person on the Schedule 13E-3.

Mr. Barry Kostiner should not be a filing person on the Schedule 13E-3 because he neither exerts control over nor is he controlled by the Company or Mr. Ghermezian.  As disclosed in the section entitled “Special Factors—Background of the Offer” in the Offer to Purchase, Mr. Kostiner originally owned 33% of Braesridge Energy LLC (“BEL”), a company that was also 65% owned by Regent Venture V LLC, a company controlled by the Ghermezian family.  Mr. Kostiner also served as manager of BEL.  However, on February 14, 2008, Mr. Kostiner resigned as manager of BEL and, as of November 24, 2008, Mr. Kostiner no longer owned any stake in BEL.  BEL owned Shares and Warrants of Platinum from September 4, 2007 until June 1, 2009, at which time it sold all of its Shares and Warrants to Pacific.  In that Mr. Kostiner no longer is a member of senior management of BEL, no longer has any relationship with BEL and no longer has any business relationship with Pacific or Mr. Ghermezian and, furthermore, that BEL no longer owns any Shares of Platinum, it is evident that Mr. Kostiner no longer has any control over the Company or Mr. Ghermezian, and, as such, Mr. Kostiner should not be considered an affiliate of either filing person and should not be a filing person on the Schedule 13E-3.

2.
Please note that each new filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. Revise the disclosure to include all of the information required by Schedule 13E-3 and its Instructions for any filing person added in response to the preceding comment. For example, include a statement as to whether each person believes the Rule 13e¬3 transaction is fair to unaffiliated security holders and an analysis of the material factors upon which he/she relied in reaching such conclusion. See Item 8 of Schedule 13E-3, Item 1014 of Regulation M-A and Question 5 of Exchange Act Release No. 34-17719 (April 13, 1981).

Response

The additional information for the additional filing person has been added in response to the preceding comment. See pages 7-9 of Amendment No. 1.

3.
We note from the disclosure that since December 2007 you have continued to acquire shares on the open market and through private purchases. Provide us with a written analysis for why these securities acquisitions did not constitute the first steps in the going private transaction. See Rule 13e-3(a)(3) and Question & Answer No. 4 of Exchange Act Release No. 34-17719. In your supplemental response, please highlight the progression of the discussions by all parties regarding the consideration of a potential going private transaction.

Response

A Rule 13e-3 transaction, or going private transaction, must have the effect of either (i) causing a class of shares of the issuer to become eligible for termination of registration under, among other rules, Rule 12g-4 promulgated under the Securities Exchange Act of 1934, usually through being held by fewer than 300 holders of record, or (ii) causing a class of shares to be de-listed from a national securities exchange.  The Shares of Platinum are and have always been traded on the OTC Bulletin Board, which is not a national securities exchange according to the Commission’s guidance; therefore, no previous acquisitions by the Company of the Shares of Platinum could have constituted the first steps in a going private transaction or having the Shares de-listed from a national securities exchange.

The other possibility is that the Company’s previous acquisitions of the Shares constituted the first steps in a going private transaction by attempting to bring the number of holders of record of the Shares to below 300 holders of record.  However, the Company was under the assumption since the beginning of its acquisitions of the Shares that Platinum did not have more than 300 holders of record.  Furthermore, in September 2009, the Company requested and received from Platinum a list of holders of record of the Shares, dated September 9, 2009, that listed 35 holders of record, including Cede & Co.  The purpose of this request was to identify additional holders of significant blocks of Shares.

The Company began its acquisitions of the Shares because it believed that the Shares represented a good investment and desired to increase its ownership interest in Platinum.  At the time of those acquisitions, the most cost-effective way for the Company to increase its ownership interest in Platinum was through open market and private purchase of the Shares.  The Company never purchased the Shares with the intent to cause there to be fewer than 300 holders of record of the Shares, because the Company always believed that there were fewer than 300 holders of record.

In addition, as evidenced by the details of the Offer, the Company has no intention of deregistering Platinum, unless the Company is able to consummate a short form merger following acquisition of at least ninety percent of the outstanding Shares of Platinum, which the Company believes to be unlikely.  In fact, the Offer is not conditioned upon the Company owning at least ninety percent of the outstanding Shares of Platinum immediately after consummation precisely because the Company thinks that outcome is unlikely.  As noted in the section entitled “Special Factors—Interests of Certain Persons in the Offer” in the Offer to Purchase, the Company does not have the power to direct or cause the direction of the management and policies of Platinum and is not involved in Platinum’s day-to-day operations.  Even if a sufficient number of Shares were tendered to satisfy the Threshold Condition and the Company were to hold two-thirds of the outstanding Shares, it is unlikely that the Company would have any additional influence over Platinum than it had when it began the Offer with ownership of 49.7% of the outstanding Shares.  And because Platinum has a staggered board of directors, it will take as many as three annual or special meetings of the shareholders of Platinum before the Company will be able to elect its nominees as directors to have greater influence over management decisions made for Platinum.

Moreover, because Platinum was eligible to deregister its shares prior to the Company’s previous acquisitions, such acquisitions cannot be the first steps toward causing Platinum’s shares to become eligible for deregistration.  It should also be noted that to-date, Platinum’s board of directors and management have not elected to deregister the Shares, and the Company had no reason to believe that (i) its previous acquisitions of Shares or (ii) a successful completion of the Offor, will influence Platinum’s board and management to decide to cause Platinum to deregister its Shares.

As noted in the section entitled “Special Factors—Background of the Offer” in the Offer to Purchase, on or around November 24, 2008, Regent, BEL and Mr. Ghermezian (the “Ghermezian Group”) and Mr. Kostiner, who was then the Chief Executive Officer of Platinum, engaged in informal discussions regarding the advantages and disadvantages for Platinum and its shareholders if Platinum were to be subject to a going private transaction, though the Ghermezian Group had no specific plans or proposals for such a transaction.  Additionally, on or around June 18, 2009, the Company and Mr. Ghermezian disclosed that they were generally seeking to acquire additional Shares, but did not have any specific plans regarding such transactions or any transactions relating to the control of Platinum.  Other than the aforementioned discussions between the Ghermezian Group and Mr. Kostiner and requesting and receiving from Platinum the aforementioned record holders list in September 2009, the Company and Mr. Ghermezian never held any formal or informal discussions with Platinum or any of its directors or officers with respect to a potential going private transaction.

4.	Please make all disclosures required by the items referenced in General Instruction C with respect to each member of management or control person of Pacific International Group.

Response

The additional information for Mr. Ghermezian, the only member of management of the Company, has been added in response to the preceding comment.  See pages 4-7 of Amendment No. 1.

5.
We note your disclosure in several places that you take no responsibility for the accuracy of any information not supplied by you. As each filing person is a signatory to the Schedule 13E-3, the cited statement is inconsistent with the public disclosures otherwise made in the filing. Please revise to remove the apparent disclaimer that the filing party does not bear responsibility, and thus is not subject to liability, for the disclosures made in the Schedule 13E-3.

Response

The cited statement has been removed.  See pages 5 and 7 of Amendment No. 1.

Fee Table

6.
It appears that you did not include all shares underlying exercisable options, whether or not in-the-money in determining the appropriate filing fee. Unless you have a written agreement preventing option holders from exercising and tendering into the offer, you must take into account all shares that could possibly be tendered, including shares acquired as the result of the exercise of outstanding options. Since you are offering to purchase up to all of the outstanding shares, please recalculate the fee so that it is based on the total aggregate number of shares that could potentially be tendered in the offer by assuming all options will be exercised and shares tendered.

Response

The fee has been recalculated.  See pages 1-2 of Amendment No. 1.

Offer to Purchase

Special Note Regarding Forward-Looking Statements, page 2

7.
Please revise to omit the references to Section 27A of the Securities Act and Section 21E of the Exchange Act since the safe harbor does not apply to statements made in connection with going private transactions or tender offers. Refer to Section 27A(b)(1)(E) and (b)(2)(C) and Section 21E(b)(1)(E) and (b)(2)(C).

Response

The references to Section 27A of the Securities Act and Section 21E of the Exchange Act have been omitted.  See page 4 of Amendment No. 1.

Summary Term Sheet

8.
Please revise your summary term sheet to include a brief summary of all the significant terms of the tender offer and going private transactions. For example, your summary term sheet should include a brief discussion of the following:

•	Principal advantages and disadvantages of the tender offer and going private transactions;

•	Identity of affiliates engaged in the going private transaction, a description of their relationship with the issuer and their role in the transactions;

•	The decision by the filing persons not to seek a report, opinion or appraisal from an outside party relating to the fairness of the consideration offered to unaffiliated stockholders; and

•	The accounting treatment of the transaction.

Refer to Item 1001 of Regulation M-A and also Section II.F.2 of the Securities Act Release No. 7760 for a discussion of other issues that may be appropriately disclosed in the summary term sheet.

Response

The summary term sheet has been amended to include the above-mentioned subjects.  See pages 3-4 of Amendment No. 1.

What are the most important conditions to the Offer, page 4

9.
We note the bidder’s right to waive conditions. If the bidder decides to waive any material conditions, please note that the bidder must expressly announce its decision in a manner reasonably calculated to inform security holders of the waiver. In this regard, it appears that the waiver of the Threshold Condition would constitute a material change requiring that at least five business days remain in the offer after such waiver. Please provide us with the bidder’s views on this issue. See Rule 14d-4(d).

Response

The bidder agrees that the waiver of the Threshold Condition would constitute a material change requiring that at least five business days remain in the offer after such waiver.

10.	Please advise as to whether the number of shares that would have to be tendered to satisfy the Threshold Condition should be revised to reflect the outstanding options, or revise.

Response

The number of Shares that would have to be tendered to satisfy the Threshold Condition will only reflect the number of currently outstanding Shares and will not include Shares underlying the outstanding exercisable options, which are far from being in the money and therefore unlikely to ever be exercised.  However, if any outstanding options are exercised pursuant to their terms and Shares are subsequently issued, the Offer will include such Shares.

Have you held discussions with Platinum in the last two years…, page 5

11.
Please revise the first sentence to state whether you held any discussions with Platinum during the past two years. Refer to Item 1005(b) and (c) of Regulation M-A. In this regard, we note that Mr. Kostiner, who was the former CEO of Platinum and is currently a director of Platinum, was also the co-founder and manager of BEL.

Response

The response to the question beginning, “Have you held discussions with Platinum in the last two years...” has been amended.  See page 5 of Amendment No. 1.

What is Pacific’s position as to the fairness of the transaction, page 6

12.
Please revise throughout your document to clearly state whether each filing person believes that the transaction is fair to security holders unaffiliated with the issuer, Platinum Energy, rather than unaffiliated with Pacific International Group. Refer to Item 1014(a) of Regulation M-A.

Response

The Offer to Purchase has been amended to reflect the Offerors’ position as to the fairness of the transaction to shareholders unaffiliated with Platinum.  See pages 8-9 of Amendment No. 1.

How will my employee stock options be treated in the Offer..., page 7

13.	Please revise throughout your document to disclose that the offer includes the shares issuable upon exercise of Platinum’s stock options, or advise us.

Response

The Company believes that it sufficiently disclosed that the Offer includes the Shares issuable upon exercise of Platinum’s stock options.  The Company notes that the first sentence of the above-referenced question begins, “The Shares that may be tendered in the Offer include Shares issuable upon exercise of Platinum stock options.”  In addition, the Company notes that in the first paragraph of the section entitled “The Offer—Section 3—Procedures for Tendering Shares—Stock Options” in the Offer to Purchase, the Company disclosed “The Shares that may be tendered in the Offer include Shares issuable upon exercise of Platinum stock options.”  The Company does not believe that any further disclosures are necessary throughout the document.

Introduction, page 8

14.	We note that there are no outstanding options with an exercise price less than $0.50. Please revise here and on pages 15 and 16 to disclose the total number of outstanding options.

Response

The Offer to Purchase has been amended to reflect that there are outstanding options to purchase 156,000 Shares, as of September 30, 2009.  See pages 5-6 of Amendment No. 1.

Special Factors, page 9

15.
Please move the Special Factors section so that it appears immediately after the Summary Term Sheet. Refer to Rule 13e-3(e)(1)(ii). In this regard, please move the section entitled, “Introduction,” so that it appears after the “Special Factors” section.

Response

We are filing an amendment to Schedule TO, and not an amended and restated Offer, because we do not believe that any of the changes that have been made in response to your Comment Letter are material to the shareholders of Platinum.  Please advise how you would like us to respond further to your comment.

Background of This Offer, page 19

16.
Please substantially revise the Background section to further describe each contact, meeting, or negotiation that took place and the substance of the discussions or negotiations at each meeting. Please identify any members of management of the issuer or bidder, any counsel and any advisors that were present at each meeting. Please also revise so that it is clear how the final structure and terms were determined. In addition, please revise to describe any alternative means to accomplish the stated purposes that were considered, including a business combination transaction or continuing as a public company. Refer to Item 1013(b) of Regulation M-A.

Response

The section entitled “Special Factors—Background of the Offer” in the Offer to Purchase has been amended to address these matters.  See page 5 of Amendment No. 1.

The Company reiterates that the tender offer has not involved any negotiations with Platinum and that Platinum was not advised prior to the launch of the Offer.

17.
Please revise to describe the reasons for undertaking the tender offer at this particular time, as opposed to another time in the issuer’s operating history. Refer to Item 1013(c) of Regulation M-A. For instance, address whether the recent low trading prices were a reason for undertaking the tender offer at this time.

Response

The sections entitled “Special Factors—Background of the Offer” and “Special Factors—Purpose and Structure of the Offer; The Offerors’ Reasons for the Offer” in the Offer to Purchase have been amended to explain the timing of the undertaking of the tender offer.  See pages 5-6 of Amendment No. 1.

Position of the Offeror Regarding the Fairness of the Offer, page 10

Factors Supportive of the Offeror’s Fairness Determination, page 10

18.
Please revise the first sentence to clarify that you are discussing substantive fairness.  Please also revise the second bullet to clarify how it supports the fairness determination and the sixth bullet to further describe how the Offer price represents the purchase price that was negotiated with sophisticated sellers.

Response

The section entitled “Special Factors—Position of the Offerors Regarding the Fairness of the Offer—Factors Supportive of the Offerors’ Fairness Determination” in the Offer to Purchase has been amended to reflect the above comments.  See page 8 of Amendment No. 1.

Factors Not Considered, page 11

19.	We note that you did not consider liquidation value. Please disclose any calculations of liquidation value.

Response

The Company did not calculate liquidation value.

20.
Generally, the factors outlined in Instruction 2 to Item 1014 are considered relevant in assessing the fairness of the consideration to be received in a going private transaction.  To the extent any of the listed factors was not deemed relevant in the context of this transaction, or was given little weight, this in itself may be an important part of the decision-making process that should be explained for security holders.  In this regard, it does not appear that you have fully addressed going concern value and previous purchase prices.  See Q&A No. 20 in Exchange act Release No. 17719.

Response

The section entitled “Special Factors—Position of the Offerors Regarding the Fairness of the Offer” in the Offer to Purchase has been amended to address the consideration of the going concern value of Platinum.  See pages 8-9 of Amendment No. 1.

The Company believes that it sufficiently addressed the previous purchase prices of the Shares.  In the last bullet point in the section entitled “Special Factors—Position of the Offerors Regarding the Fairness of the Offer—Factors Supportive of the Offerors’ Fairness Determination” in the Offer to Purchase, the Company notes that “The Offer price represents the purchase price we negotiated with sophisticated sellers to purchase Shares on arm’s-length terms.”  In addition, in the second bullet point in the section entitled “Special Factors—Position of the Offerors Regarding the Fairness of the Offer—Factors Not Supportive of Our Fairness Determination” in the Offer to Purchase, the Company notes that “The Shares have historically traded at higher trading levels than the Offer price.”

21.	Please revise to include the affirmative statement required by Items 1014(c) of Regulation M-A.

Response

The section entitled “Special Factors—Position of the Offerors Regarding the Fairness of the Offer” in the Offer to Purchase has been amended to include the affirmative statement.  See page 9 of Amendment No. 1.

The Company notes that in Item 8(c) under “Item 13. Information Required by Schedule 13E-3.” in the Schedule TO, the Company disclosed that “The Offer is not conditioned on receiving the approval of a majority of unaffiliated shareholders of Platinum.”  See page of 4 of the Schedule TO.

Plans for Platinum After the Offer Certain Effects of the Offer, page 12

22.
Please describe and quantify both the benefits and detriments to the subject company, its affiliates and unaffiliated security holders.  Refer to Item 1013(d) and Instruction 2 to Item 1013 of Regulation M-A.  For example, expand your discussion of the detriments to unaffiliated security holders relating to the transaction to address the following:

•	The rights and protections that the federal securities laws provide to security holders;

•	The substantive disclosure requirements that the federal securities law, including the Sarbanes Oxley Act of 2002, require for public companies; and

•	The reporting obligations for officers, directors and principal stockholders of public companies.

Response

The section entitled “Special Factors—Plans for Platinum After the Offer; Certain Effects of the Offer” in the Offer to Purchase has been amended to discuss the above detriments to unaffiliated shareholders.  See pages 6-7 of Amendment No. 1.

23.
Please describe the affiliates’ interest in the issuer’s net earnings in terms of dollar amounts and percentages.  Refer to Instruction 3 to Item 1013 of Regulation M-A.  In addition, please disclose whether the affiliates will benefit from any operating loss carryforwards and quantify these amounts, if applicable.

Response

The section entitled “Special Factors—Plans for Platinum After the Offer; Certain Effects of the Offer” in the Offer to Purchase has been amended to discuss the affiliates’ interest in the issuer’s net earnings and the potential utilization of Platinum’s net operating loss carryforwards, as determined for U.S. federal income tax purposes and reported in Platinum’s Form 10-Q for the fiscal quarter ended September 30, 2009.  See page 7 of Amendment No. 1.

24.	Please discuss, here or in the tax consequences section, the tax effects to the issuer, its affiliates and unaffiliated security holders. Refer to Item 1013(d) of Regulation M-A.

Response

The section entitled “The Offer—Section 5—Certain U.S. Federal Income Tax Considerations” in the Offer to Purchase has been amended to include the tax effects to Platinum and its subsidiaries.  See page 8 of Amendment No. 1.

Transactions and Arrangements Concerning the Shares, page 15

25.	Please revise to provide the information required by Item 1002(f) of Regulation M-A.

Response

The Company’s response on Schedule TO has been amended to include the proper section incorporated by reference.  See page 4 of Amendment No. 1.

Acceptance for Payment and Payment for Shares, page 17

26.
We note that you state that you will pay for tendered shares “as soon as practicable” after the expiration date. Please revise or explain to us how you are complying with Rule 14e-1(c) and the requirement to pay the consideration or return the securities “promptly” after the termination or expiration of the offer.

Response

The section entitled “The Offer—Section 2—Acceptance for Payment and Payment for Shares” in the Offer to Purchase has been amended to reflect that the Company will pay for the Shares promptly after the Expiration Date.  See page 5 of Amendment No. 1.

27.
We note that on page 18 and on page 3 of the transmittal letter, you state that you reserve the right to transfer or assign the right to purchase shares in this offer. Please confirm your understanding that any entity to which you assign the right to purchase shares in this offer must be included as a bidder in this offer. Adding additional bidders may require you to disseminate additional offer materials and to extend the term of the offer.

Response

The Company confirms its understanding that any entity assigned the right to purchase Shares in the Offer must be included as a bidder in this Offer.

Determination of Validity, page 19

28.
Explain to us the purpose of the language that any determination by you concerning the terms of the offer “will be final and binding on all parties.” Please delete this language or disclose that only a court of competent jurisdiction can make a determination that will be final and binding upon the parties. In addition, please disclose that security holders may challenge your determinations.

Response

The language “will be final and binding on all parties” has been deleted from the section entitled “The Offer—Section 3—Procedures for Tendering Shares—Determination of Validity” in the Offer to Purchase.  See page 5 of Amendment No. 1.

Conditions to the Offer, page 26

29.
Please note that all conditions of the offer, other than those dependent upon the receipt of necessary government approvals, must be satisfied or waived before the expiration of the offer. We note your reference to “prior to the time of payment” in the first paragraph; since the date of payment for shares is not the same as the expiration date, please revise.

Response

The section entitled “The Offer—Section 12—Conditions to the Offer” in the Offer to Purchase has been amended to reflect that all conditions to the Offer must be satisfied or waived prior to the expiration of the Offer.  See page 5 of Amendment No. 1.

30.
Please refer to the last paragraph on page 27 relating to your failure to exercise any of the rights described in this section. This language implies that once a condition is triggered, you must decide whether or not to assert it. Please note that when a condition is triggered and you decide to proceed with the offer anyway, the staff believes that this constitutes a waiver of the triggered condition. Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language suggests, simply fail to assert a triggered condition and effectively waive it without officially doing so. Please confirm your understanding supplementally, or revise your disclosure.

Response

The Company confirms its understanding that proceeding with the Offer after a condition is triggered constitutes a waiver of the triggered condition and that such waiver may be sufficiently material to require an extension of the Offer.  The Company confirms its understanding that it may not simply fail to assert a triggered condition and not officially waive such triggered condition.

General – Company Statement

At your request, the Company and Mr. Ghermezian further acknowledge that:

•	the Company and Mr. Ghermezian are responsible for the adequacy and accuracy of the disclosure in the Schedule TO;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Schedule TO; and

•	neither the Company nor Mr. Ghermezian may assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company and Mr. Ghermezian believe that none of the revisions or clarifying amendments made to the Offer to Purchase as set forth herein or in Amendment No. 1 being filed concurrently herewith constitute material changes in the information sent to Platinum’s shareholders; therefore, the Company does not currently intend to send any supplemental materials to Platinum’s shareholders.

Please do not hesitate to contact me at (212) 504-6000 with any questions or comments you may have.

Very truly yours,

/s/ Jeffrey A. Legault

Jeffrey A. Legault

/DLT